

July 30, 2019

<u>Via Email</u>

Patrick Gadson
Vinson & Elkins LLP
666 Fifth Avenue, 26th Floor
New York, NY 10103

  Re: **Rocky Mountain Chocolate Factory, Inc.**
    PREC14A filed July 25, 2019
    Filed by AB Value Partners LP *et al.*
    File No. 1-36865

Dear Mr. Gadson:

  We have reviewed the filing listed above and have the following comments. Please respond to these comments by amending the filing and/or by providing the requested information or advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meanings ascribed to them in the filing.

<u>Reasons for the Solicitation, page 6</u>

1. Revise to provide a source for the "publicly available information" cited to support the alleged declines in factory sales, retail sales and royalty, marketing and franchise fees (see the last sentence on page 7).

<u>Proposal 1. Election of Directors, page 11</u>

2. We are aware that RMCF has not yet filed its proxy statement, thereby identifying its director nominees for the annual meeting. However, before filing a definitive proxy statement, you must identify the Company nominees for whom shareholders may effectively vote using your proxy card. When the Company's nominees are identified, revise this section and your proxy card to identify the individuals whom you will not support, thereby also identifying the Company nominees for whom shareholders may "round out" their slate using your proxy card. In your revised proxy materials, you may leave blanks for the specific names, thereby indicating this information will be provided as it becomes available.

Proposal 3: Advisory Vote on Redemption of Poison Pill, page 16

3. In this section, you state that if Proposal 3 is "approved" by shareholders, it will send a message to the Company. However, since this is an advisory proposal only, it is not clear what "approval" means in this context. Please revise to clarify.

Voting and Proxy Procedures, page 18

4. You state that AB Value currently intends to vote the shares it owns in favor of its own nominees but that you "reserve the right to vote some or all of the AB Value Shares for some or all of the Company's director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interests of all stockholders…" Revise to more specifically explain under what circumstances AB Value might determine to support the Company's nominees over its own director candidates.

Votes Required for Approval, page 19

5. With respect to Proposal 1 (Election of Directors), the form of proxy filed with your proxy statement does not provide an "abstain" option. Therefore, revise to clarify what you mean by the reference to abstentions in this section in the context of Proposal 1. If you mean to reference the "withhold" option provided on your proxy card, revise to so state.

Form of Proxy

6. See our comment above. Once RMCF identifies its nominees for election, revise the proxy card to inform shareholders which three Company nominees may "round out" your short slate.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions